Horizon Global Corporation

2600 West Big Beaver Road

Suite 555

Troy, Michigan 48084

December 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Laura Nicholson, Special Counsel
Donald E. Field

Re:	Horizon Global Corporation
Registration Statement on Form S-3 (Registration No. 333-215178)

Ladies and Gentlemen:

On behalf of Horizon Global Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-215178) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Tuesday, January 3, 2017, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

HORIZON GLOBAL CORPORATION

By:	/s/ Jay Goldbaum
	Name:	Jay Goldbaum
	Title:	Legal Director, Chief Compliance Officer & Corporate Secretary

cc:	Michael J. Solecki, Esq.